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                                                                    Exhibit 3(c)


                              COMPENSATION SCHEDULE
                                       TO
                        PRINCIPAL UNDERWRITING AGREEMENT
                                       FOR
                             VARIABLE LIFE INSURANCE



Ohio National Life Assurance Corporation ("ONLAC") hereby agrees to pay Ohio National Equities, Inc. ("ONEQ") for the sale of variable universal life insurance policies at the following rates:

Tables showing the Maximum Commissionable Premium ("MCP") and the SEC Guideline Premium ("SECGP"), for each $1,000 of stated amount of insurance and at varying issue ages, are attached to and made a part of this Supplement.

(A)  FIRST YEAR COMMISSIONS

                                  VARI-VEST II
                                  ------------

For Vari-Vest II policies issued up to and including age 65, First Year Commissions shall be paid equal to 90% of the premiums received by ONLAC during the policy's first contract year up to the MCP. For issue ages after age 65, the rates of First Year Commissions on such premiums up to the MCP shall be as follows:

                                    Issue
                                    Ages                               Rates
                                    --------                           -----
                                    66 - 70                             80%
                                    71 - 75                             55%
                                    76 - 80                             28%

First Year Commissions shall also be paid for Vari-Vest II policies at the rate of 12% of the premiums received by ONLAC during the policy's first contract year to the extent such premiums are in excess of the MCP but not in excess of the SECGP plus 6% of such premiums in excess of the SECGP.

                          VARI-VEST IV AND VARI-VEST V
                          ----------------------------

For Vari-Vest IV policies issued up to and including age 65, and for Vari-Vest V policies at all issue ages, First Year Commissions shall be paid equal to 92.5% of the premiums received by ONLAC during the policy's first contract year up to the MCP. For Vari-Vest IV policies issued after age 65, the rates of First Year Commissions on such premiums up to the MCP shall be as follows:


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                                  VARI-VEST IV
                                  ------------

             Issue                                Issue
              Age             Rate                 Age             Rate
             -----            ----                -----            ----
               66             89.0%                 73             55.4%
               67             85.7                  74             48.7
               68             82.3                  75             42.0
               69             79.0                  76             37.0
               70             75.6                  77             31.9
               71             68.9                  78             26.9
               72             60.5                  79             21.8
                                                    80             16.8

First Year Commissions shall also be paid for Vari-Vest IV and Vari-Vest V policies equal to 4.5% of such premiums in excess of the MCP.

(B) RENEWAL COMMISSIONS AND SERVICE FEES. For Vari-Vest II, Vari-Vest IV and Vari-Vest V policies, Renewal Commissions and Service Fees shall be paid equal to the percentages shown in the table below of premiums received by ONLAC during the policy's second and later contract years:

                               RENEWAL COMMISSIONS
                               -------------------

                                       Renewal               Contract
                                       Commission            Years
                  Policy               Rate                  (Inclusive)
                  ---------            ------------------    -----------
                  Vari-Vest II               6.0%                2-10

                  Vari-Vest IV               4.5                 2-10

                  Vari-Vest V                4.5                 2-5
                                             3.0                 6-10

                                  SERVICE FEES
                                  ------------

                                            Service
                                            Fee               Contract
                  Policy                    Rate              Years
                  ------                    ---------         ------------
                  Vari-Vest II                6.0%            11 and later

                  Vari-Vest IV                4.5             11 and later

                  Vari-Vest V                 3.0             11 and later


(C) TRAIL COMMISSIONS. Trail Commissions shall be paid equal to 0.225% of the total qualified cash values (monthly average) on Vari-Vest IV policies and 0.50% of the total qualified cash values (monthly average) on Vari-Vest V policies. Qualified cash values (monthly average) are determined at the end of each calendar year and are the sum of the cash values, less loans, on each policy's monthiversary, divided by the number of monthiversaries in the calendar year. Only cash values from monthiversaries after a policy's first anniversary are included.


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Trail  Commissions are paid annually in January for the preceding  calendar year but only so long as a duly appointed registered representative who is also a licensed agent of ONLAC is servicing the policies to ONLAC's satisfaction.

(D) RIDERS. If an extra benefit rider is included in or added to the policy, the MCP and SECGP for the policy shall be increased by twelve times the minimum monthly premium for any such rider.

(E) INCREASES IN STATED AMOUNT. A portion of the premiums received after an increase in stated amount is allocated to the increased portion of the policy. The amount of premiums so allocated is based upon the ratio of SECGP for the increased portion of the stated amount divided by the SECGP for the entire policy (including the increased amount). A First Year Commission shall be paid to ONEQ as provided in Subsection (A) above on the amount of premium allocated to the increased portion of the policy and received during the first 12 months after the increase takes effect.

(F) DECREASES IN STATED AMOUNT AND CANCELLATION OF RIDERS. If the stated amount is decreased or if a rider is canceled within the first contract year of any Vari-Vest II, Vari-Vest IV or Vari-Vest V policy, the policy shall be treated as having been reissued and the MCP and SECGP shall be recalculated. Any First Year Commission previously paid on such policy or rider based upon the higher MCP or SECGP prior to recalculation shall be charged back against ONEQ.

(G) PLAN TYPE CHANGES. A change in plan type shall not affect compensation due hereunder.

(H) SUBSTANDARD RISKS. For substandard insurance risks, the per $1,000 portion of the factors shown in the MCP table for standard risks shall be multiplied by a factor which equals one plus 90% of any extra mortality multiple up to and including substandard table F. Any substandard rating greater than table F shall be treated as though it were table F for MCP purposes. Flat extra mortality charges will not increase the standard rate MCP factors.

Agreed to and accepted as of May 30, 1997.

OHIO NATIONAL LIFE ASSURANCE CORPORATION


By:  /s/ David B. O'Maley
     ---------------------------------------------------------
         David B. O'Maley, Chairman, President and
         Chief Executive Officer





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OHIO NATIONAL EQUITIES, INC.


By:  /s/John J. Palmer
     ---------------------------------------
       John J. Palmer, President and
       Chief Executive Officer










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